BB

DD 12/10

SEC
Mail Processing
Section SECURITIES
W



12062129

N

NOV 27 2012

Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00975

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/11** (MM/DD/YY) AND ENDING **9/30/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CITY SECURITIES CORPORATION**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Meridian Street, Suite 2000
(No. and street)

Indianapolis	**Indiana**	**46204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles **317-808-7105**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2000	**Indianapolis**	**Indiana**	**46204**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/20

OATH OR AFFIRMATION

I, Richard C. Boyles , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation , as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


ANNE KNIGHT
Notary Public- Seal
State of Indiana
My Commission Expires Mar 21, 2015



Signature

Executive Vice President and CFO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

City Securities Corporation

(SEC I.D. No. 8-000975)

Statement of Financial Condition
as of September 30, 2012 and
Independent Auditors' Report

City Securities Corporation

(SEC I.D. No. 8-000975)

Statement of Financial Condition
as of September 30, 2012 and
Independent Auditors' Report

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
City Securities Corporation
Indianapolis, Indiana

We have audited the accompanying statement of financial condition of City Securities Corporation (the "Company") as of September 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.



November 16, 2012

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2012

ASSETS	
CASH	$ 5,812,060
SEGREGATED CASH	100,000
CASH DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS	250,000
RECEIVABLES:	
Commissions and fees	455,562
Due from parent and affiliates	2,796,743
Due from Clearing Broker-Dealer	323,273
Other	710,560
Total receivables	4,286,138
SECURITIES OWNED — Trading inventory	527,596
FINANCIAL ADVISOR ADVANCES	4,957,916
PROPERTY AND EQUIPMENT — Net	672,539
DEFERRED INCOME TAXES	58,901
OTHER ASSETS	302,737
TOTAL	$ 16,967,887
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES:	
Accrued compensation	$ 875,461
Due to affiliates	163,122
Accounts payable, accrued expenses, and other liabilities	1,745,284
Total liabilities	2,783,867
SHAREHOLDER'S EQUITY:	
Common stock — no par value	4,847,469
Retained earnings	9,336,551
Total shareholder's equity	14,184,020
TOTAL	$ 16,967,887

See notes to statement of financial condition.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

City Securities Corporation (the "Company") is a Broker-Dealer registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a Registered Investment Advisor (RIA). As a securities Broker-Dealer, the Company is engaged in various securities trading, and brokerage activities serving a diverse group of domestic corporations, institutional and individual investors.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing, LLC (the "Clearing Broker-Dealer").

The Company is a wholly owned subsidiary of City Financial Corporation (the "Parent"). The Parent is a for-profit domestic corporation formed in Indiana to facilitate a holding company structure for its various subsidiaries.

Effective July 1, 2012, the Company transferred $3,085,437 of assets and $1,321,631 of liabilities of its Insurance Division to a newly created affiliated company, City Securities Insurance, LLC, which is also a wholly-owned subsidiary of the Parent. These assets and liabilities were transferred at carrying value.

Events occurring subsequent to the date of the statement of financial condition have been evaluated for potential recognition or disclosure in the financial statements.

Use of Estimates — Preparation of the statement of financial condition requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from those estimates. The significant estimate included in the Company's statement of financial condition consists of the valuation of securities owned.

Segregated Cash — Cash segregated represents cash segregated for the benefit of customers.

Securities Owned — Securities owned are stated at fair value. Fair value is based on recent trade data, if available. If no recent trade data exists, fair value is based on other relevant factors including dealer price quotations and computerized pricing services. Securities owned are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments represent securities purchased and sold on a when-issued basis ("when-issued securities"). When-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. These financial instrument transactions are entered into for trading purposes.

Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At September 30, 2012, the Company's contractual commitments related to these financial instruments totaled $548,000. These commitments all settled within 30 days of September 30, 2012. Settlement of these transactions did not have a significant effect upon the Company's statement of financial condition.

Property and Equipment — Net — Property and equipment are recorded at cost.

The Company identifies and records impairment losses on long-lived assets whenever events or changes in circumstances indicate the carrying amount of such assets many not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows attributable to such assets to their carrying value. If the carrying value of the assets exceeds the forecasted undiscounted cash flows, then the assets are written down to their fair value. Fair value is determined based on discounted cash flows or appraised values depending upon the nature of the assets.

Due from Clearing Broker-Dealer — Due from Clearing Broker-Dealer represents the amount due to the Company from the Clearing Broker-Dealer for unsettled securities transactions as of year-end.

Financial Advisor Advances — Financial Advisor Advances represent advances made to employees, typically in connection with their recruitment. These amounts are considered earned by the employee based on continued employment and meeting certain other requirements, which are measured annually. The collectability of any unearned portion of the advances is subject to a level of uncertainty; however, the Company would use all available means as provided by the employment contracts under which these advances are made to remedy any such situations.

Income Taxes — The Parent files a consolidated income tax return. The Company's provision for income taxes is calculated as if the Company filed a separate income tax return. The Company accounts for deferred income taxes in accordance with the Accounting Standards Codification (ASC) No. 740, *Income Taxes*. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the statement of financial condition and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses. A valuation allowance is recorded against deferred tax assets when it is more likely than not the deferred tax asset will not be fully realized.

Risks and Uncertainties — Securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value, it is possible that changes in risk in the near term could materially affect the amounts reported in the statement of financial condition.

New Accounting Pronouncements — In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. Generally Accepted Accounting Principles (GAAP) and International Financial Reporting Standards (IFRSs)*. The amendments in this update will be effective for fiscal years beginning after December 15, 2011. The company is currently evaluating the impact ASU 2011-04 will have on the statement of financial condition.

2. PROPERTY AND EQUIPMENT — NET

At September 30, 2012, property and equipment consists of the following:

Furniture and fixtures	$ 1,610,666
Computer equipment and software	1,735,145
Leasehold improvements	222,504
Gross property and equipment	3,568,315
Less accumulated depreciation and amortization	(2,895,776)
Total	$ 672,539

3. LEASES

The Company leases its office space under several noncancelable operating leases. The primary lease on the corporate office expires in 2013, but an amendment was signed during 2012 that expires in 2025. The amendment includes remodel to existing space, as well as acquiring of additional space. Leases on the various branches have expiration dates ranging from 2012 to 2019. At September 30, 2012, future required minimum lease payments consisted of the following:

Year Ending September 30	Minimum Lease Payments
2013	$ 1,505,762
2014	1,519,237
2015	1,460,513
2016	1,509,525
2017	1,473,601
Thereafter	8,805,418
Total	$ 16,274,056

The Company moved its main office during 2002. The lessor of the new facility agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). At September 30, 2012, the liability for the abandonment loss of $149,640 is included in other liabilities in the accompanying statement of financial condition.

The Company moved its northside office during 2009. The lessor agreed to a lease holiday for an eight month period. In accordance with ASC 840-20, *Leases — Operating*, the Company is recognizing rent expense (including scheduled rent increases) on this lease on a straight-line basis. At September 30, 2012, the liability of $259,397 resulting from this treatment is included in other liabilities in the accompanying statement of financial condition. During 2012, a sublease was entered into by the Company at this location which consisted of the remaining space on the floor currently occupied. The sublease runs through 2015. An amendment was signed to include the subleased area with the lease for the original space that will remain in effect until 2019.

4. INCOME TAXES

The net deferred tax asset at September 30, 2012, includes gross deferred assets of $202,430 and gross deferred liabilities of $143,529. The significant component of the gross deferred tax asset is the lease abandonment liabilities. The most significant component of the gross deferred tax liability is the difference between book and tax depreciation expense.

A valuation allowance against deferred tax assets as of September 30, 2012 is not considered necessary because, in the opinion of management, it is more likely than not the deferred tax assets will be fully realized. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

The Company has reviewed open tax years and has concluded that there is no significant tax liability resulting from uncertain tax positions. Fiscal years ending September 30, 2009 through 2012 remain open to examination.

5. FAIR VALUE MEASUREMENTS

ASC 820 provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following outlines the valuation methodologies for the Company's material categories of assets:

U.S. Government and Agency Securities — U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Agency issued debt securities are generally classified as Level 2 in the fair value hierarchy.

Municipal Bonds — The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

Corporate Bonds — Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

The following table summarizes assets measured at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
U.S government and agency securities	$ -	$ 61,098	$ -	$ 61,098
Municipal bonds		466,495		466,495
Corporate bonds		3		3
Assets — securities owned — trading inventory	$ -	$ 527,596	$ -	$ 527,596

During the year ended September 30, 2012, there were no significant transfers between the three levels in the fair value hierarchy.

6. BENEFIT PLANS

Substantially all employees are eligible to participate in the Parent's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee.

7. CONCENTRATIONS OF CREDIT RISK

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2012, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $466,495, which is included in securities owned-trading inventory.

8. BORROWINGS

As of September 30, 2012, the Company did not maintain lines of credit with banking institutions and has no uncommitted credit agreements with banks.

9. COMMITMENTS AND CONTINGENCIES

The Company applies the provisions of ASC No. 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker Dealer for losses that it may sustain from the customer accounts introduced by the Company that result from errors or omissions caused by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company is involved in pending and threatened litigation in the normal course of business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

The Company is currently in the process of working with the SEC to close out the findings of a routine regulatory related exam that initially began during 2009. An offer of settlement of $606,564, consisting of a $300,000 fine and $306,564 of interest and disgorgement, was recently proposed by the SEC and is being reviewed by all parties involved. As a result, the settlement liability is included in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition. Management, based on opinion of council, anticipates this matter will be fully resolved in the near future.

10. RELATED PARTIES

The Company has receivables from the Parent and other affiliates of $2,796,743 and payables to affiliates of $163,122 at September 30, 2012.

The Company also has $4,957,916 of Financial Advisor Advances at September 30, 2012. See note 1.

11. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

As a registered Clearing Broker-Dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6 2/3% of the aggregate indebtedness of the Company, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined under the provisions, shall not exceed 15 to 1. At September 30, 2012, the Company had net capital of $5,007,984 which was $4,757,984 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 0.56 to 1 at September 30, 2012.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2012, the Company was in compliance with all such requirements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 Monument Circle
Suite 2000
Indianapolis, IN 46204-5120
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

November 16, 2012

City Securities Corporation
30 South Meridian Street
Indianapolis, Indiana

In planning and performing our audit of the financial statements of City Securities Corporation (the "Company") as of and for the year ended September 30, 2012 (on which we issued our report dated November 16, 2012, and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Audit Committee, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered Clearing Broker-Dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,



Member of
Deloitte Touche Tohmatsu Limited